 Exhibit 99.1
Scotiabank reports second quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended April 30, 2015 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our complete Second Quarter 2015 Report to Shareholders and Supplementary Financial Information are available on the Investor Relations page of www.scotiabank.com.

Our complete Second Quarter 2015 Report to Shareholders, including our unaudited interim financial statements for the period April 30, 2015, can also be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

Second Quarter Highlights (versus Q2 2014)	Year to Date Highlights (versus YTD 2014)
• Net income of $1,797 million, in line with $1,800 million	• Net income of $3,523 million, up $14 million from $3,509 million
• Earnings per share (diluted) of $1.42 compared to $1.39, up 2%	• Earnings per share (diluted) of $2.77 compared to $2.71, up 2%
• ROE of 15.1%, compared to 16.3%	• ROE of 14.7%, compared to 15.9%
• Quarterly dividend of 68 cents per common share

Toronto, May 29, 2015 – Scotiabank today reported second quarter net income of $1,797 million, in line with the same period last year. Diluted earnings per share were $1.42 compared to $1.39 in the same period a year ago. Return on equity was 15.1% compared to 16.3% last year.

“We delivered solid second quarter results, with earnings per share growth of 2% compared to the same quarter last year,” said Brian Porter, President and CEO.  “Our strong capital position, including a Common Equity Tier 1 capital ratio of 10.6%, allows us to make further investments to better serve our customers and grow our well-diversified businesses.

“Canadian Banking had a strong quarter, driven by a 12 basis point increase in the net interest margin, as well as good growth in retail and commercial loans and deposits.  The expanded margin mostly results from our strategy to grow higher return businesses within our risk appetite. Wealth Management continued to perform very well with 13% growth in assets under management.

“Our focus on customers remains our number one priority and it is resonating widely across the Bank. We’re working to make it easier for our customers to do business with us, whether in a branch, online, or on their smartphone with new investments in technology. We recognize that investing in technology is fundamental to the Bank’s ability to better serve our existing customers, and to build relationships with new ones.

“We are continuing to grow in our priority markets such as our 51% acquisition of Cencosud’s financial services business in Chile. This will provide us access to more than two million new customers.

“This quarter’s results reflect the strength of our strategy, our priorities and our ability to grow during more moderate economic times.”

Non-Financial Highlights

•
Scotiabank is one of two banks to earn the highest overall score among the top five largest retail banks in Canada for Canadian mobile bank functionality, according to Forrester Research Inc.'s 2015 Canadian Mobile Banking Functionality Benchmark. The evaluation was based on 41 separate measures including a range of customer touch points.

•	Scotiabank was named Best Investment Bank in Canada, by Global Finance.

•	Scotiabank ranked as the Top Wholesale and Commercial Banking Brand in Canada and 7th Globally, by The Banker/Brand Finance.

•	Scotia iTRADE was named top pick for customer service in MoneySense Magazine’s third annual ranking of Canada’s discount brokerages.

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this press release and are defined in the “Non-GAAP Measures” section of our Second Quarter 2015 Report to Shareholders.

Business Segment Review

Scotiabank’s results, including average assets and liabilities, allocated by business segment, are as follows:

	For the three months ended April 30, 2015

Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Banking & Markets	Other(2)	Total
Net interest income	$1,574	$1,380	$259	$(15)	$3,198
Non-interest income(3)	1,210	751	839	(61)	2,739
Total revenues	2,784	2,131	1,098	(76)	5,937
Provision for credit losses	169	266	13	–	448
Non-interest expenses	1,487	1,224	467	46	3,224
Provision for income taxes	299	154	169	(154)	468
Net income	$829	$487	$449	$32	$1,797
Net income attributable to non-controlling interests in subsidiaries	$–	$40	$–	$–	$40
Net income attributable to equity holders of the Bank	$829	$447	$449	$32	$1,757
Average assets ($ billions)	$298	$128	$355	$89	$870
Average liabilities ($ billions)	$216	$94	$247	$262	$819
(1)	Refer to page 4 in the Q2 2015 Management’s Discussion and Analysis for a discussion of non-GAAP measures.
(2)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of ($117) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(3)	Includes net income from investments in associated corporations for Canadian Banking – $19; International Banking – $112 and Other– $(32).

	For the three months ended January 31, 2015

Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Banking & Markets	Other(2)	Total
Net interest income	$1,551	$1,349	$267	$2	$3,169
Non-interest income(3)	1,181	726	765	22	2,694
Total revenues	2,732	2,075	1,032	24	5,863
Provision for credit losses	165	285	13	–	463
Non-interest expenses	1,464	1,204	465	64	3,197
Provision for income taxes	288	122	150	(83)	477
Net income	$815	$464	$404	$43	$1,726
Net income attributable to non-controlling interests in subsidiaries	$–	$47	$–	$–	$47
Net income attributable to equity holders of the Bank	$815	$417	$404	$43	$1,679
Average assets ($ billions)	$297	$120	$339	$79	$835
Average liabilities ($ billions)	$213	$89	$238	$245	$785
(1)	Refer to page 4 in the Q2 2015 Management’s Discussion and Analysis for a discussion of non-GAAP measures.
(2)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of ($92) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(3)	Includes net income from investments in associated corporations for Canadian Banking – $15; International Banking – $108 and Other– $(33).

	For the three months ended April 30, 2014

Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Banking & Markets	Other(2)	Total
Net interest income	$1,454	$1,289	$270	$38	$3,051
Non-interest income(3)	1,183	739	805	(53)	2,674
Total revenues	2,637	2,028	1,075	(15)	5,725
Provision for credit losses	140	229	6	–	375
Non-interest expenses	1,400	1,117	437	41	2,995
Provision for income taxes	273	174	196	(88)	555
Net income	$824	$508	$436	$32	$1,800
Net income attributable to non-controlling interests in subsidiaries	$1	$57	$–	$–	$58
Net income attributable to equity holders of the Bank	$823	$451	$436	$32	$1,742
Average assets ($ billions)	$290	$117	$313	$78	$798
Average liabilities ($ billions)	$206	$86	$218	$240	$750
(1)	Refer to page 4 in the Q2 2015 Management’s Discussion and Analysis for a discussion of non-GAAP measures.
(2)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of ($84) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(3)	Includes net income from investments in associated corporations for Canadian Banking – $68; International Banking – $99 and Other– $(40).

Canadian Banking

Q2 2015 vs Q2 2014

Canadian Banking reported net income attributable to equity holders of $829 million, an increase of $6 million or 1% compared to the same quarter last year. Adjusting for the prior contribution from CI Financial Corp. (CI) and a change in this year’s effective tax rate, net income attributable to equity holders increased $70 million or 9% compared to the same period last year. Good growth in assets and deposits, an increase in the net interest margin and higher non-interest income were partially offset by increased provision for credit losses and non-interest expenses.

Q2 2015 vs Q1 2015

Net income attributable to equity holders increased $14 million or 2% from last quarter, mainly due to an increase in the net interest margin and growth in non-interest income, partly offset by higher non-interest expenses.

International Banking

Q2 2015 vs Q2 2014

Net income attributable to equity holders was $447 million, a decrease of $4 million or 1% from the same period last year. The quarter’s results reflected strong loan growth across most geographies partly offset by margin compression, particularly in our Latin American markets compared to a year ago. The positive impact of foreign currency translation largely offset higher business taxes, reduced benefit from the credit mark in Banco Colpatria, and a lower contribution from Banco del Caribe in Venezuela.

Q2 2015 vs Q1 2015

Quarter over quarter, net income attributable to equity holders increased $30 million or 7% due to strong loan growth, and lower provision for credit losses and expenses. The positive impact of foreign currency translation was partly offset by the impact of a shorter quarter and lower tax benefits.

Global Banking & Markets

Q2 2015 vs Q2 2014

Net income attributable to equity holders was $449 million, an increase of $13 million or 3% from the same period last year. This was driven by the positive impact of foreign currency translation and by strong results in capital markets and Canadian lending. This was partly offset by a lower contribution from investment banking, slightly higher provisions for credit losses and higher expenses. The prior year also included a securities gain in U.S. lending.

Q2 2015 vs Q1 2015

Quarter-over-quarter net income attributable to equity holders increased $45 million or 11%. Stronger results in fixed income, commodities, Canadian lending and investment banking were partly offset by declines in foreign exchange and Asia lending.

Other

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $117 million in the second quarter, compared to $84 million in the same period last year and $92 million last quarter.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Q2 2015 vs Q2 2014

The Other segment had a net income attributable to equity holders of $32 million in the quarter, unchanged with the net income last year. Higher net gains on investment securities and lower taxes, were partly offset by lower contributions from asset/liability management activities.

Q2 2015 vs Q1 2015

The Other segment had a net income attributable to equity holders of $32 million in the quarter, compared to $43 million last quarter. The decrease was mainly due to lower contributions from asset/liability management activities and the impact of foreign currency translation (including hedges). Partly offsetting were lower expenses and taxes this quarter.

Provision for Credit Losses

Q2 2015 vs Q2 2014

The provision for credit losses was $448 million this quarter, up $73 million or 20% from the same period last year. The year-over-year increase was due to higher retail lending provisions in Canadian Banking driven by growth in relatively higher spread products. International Banking retail provisions increased due primarily to the reduced benefit of the credit mark in Banco Colpatria.

Q2 2015 vs Q1 2015

The provision for credit losses was down $15 million or 3% from the prior quarter. The decrease was due primarily to lower provisions in Mexico and Peru, partly offset by the reduced benefit of the credit mark in Banco Colpatria.

Capital Ratios

The Bank’s Common Equity Tier 1 ratio increased by approximately 30 basis points this quarter from 10.3% to 10.6% primarily due to internal capital generation (24 basis points) and a decrease in liabilities relating to employee benefits (12 basis points) from a partial recovery in long term interest rates.

The Bank continues to maintain a strong capital position. As at April 30, 2015, the CET1, Tier 1, Total Capital and Leverage ratios are well above Basel III all-in minimum requirements.

Common dividend

The Board of Directors, at its meeting on May 28, 2015, approved a dividend of 68 cents per share. This quarterly dividend is payable to shareholders of record as of July 7, 2015 on July 29, 2015.

Normal Course Issuer Bid

The Bank announced today that OSFI and the TSX approved its normal course issuer bid pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares, which represents approximately 2% of the Bank’s common shares issued and outstanding as of May 25, 2015. Purchases under the bid may commence on June 2, 2015, and will end on the earlier of June 1, 2016, or the date on which the Bank completes its purchases. On a quarterly basis, the Bank will consult with OSFI prior to making purchases.

 Forward-looking statements Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the United States Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2014 Annual Report under the headings “Overview – Outlook”, for Group Financial Performance “Outlook”, for each business segment “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as “believe”, “expect”, “anticipate”, “intent”, “estimate”, “plan”, “may increase”, “may fluctuate”, and similar expressions of future or conditional verbs, such as “will”, “should”, “would” and “could”.
By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and financial performance, including uncertainties associated with critical accounting assumptions and estimates (see “Controls and Accounting Policies – Critical accounting estimates” in the Bank’s 2014 Annual Report, as updated by quarterly reports); the effect of applying future accounting changes (see “Controls and Accounting Policies – Future accounting developments” in the Bank’s 2014 Annual Report, as updated by quarterly reports); global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section starting on page 65 of the Bank’s 2014 Annual Report.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Bank’s 2014 Annual Report under the headings “Overview – Outlook”, as updated by quarterly reports; and for each business segment “Outlook”. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.
The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2015

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 6	January 28
April 7	April 28
July 7	July 29
October 6	October 28

Duplicated communication
If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Normal Course Issuer Bid
A copy of the Notice of Intention to commence the Normal Course Issuer Bid is available without charge by contacting the Secretary’s Department at (416)-866-3672.

Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast
The quarterly results conference call will take place on May 29, 2015, at 8:00 am EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 849-1847 or 1-866-530-1554 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.
A telephone replay of the conference call will be available from May 29, 2015, to June 13, 2015, by calling (647) 436-0148 or 1-888-203-1112 (North America toll-free) and entering the identification code 1232313#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:
Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 933-8774
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com

Media:
For media enquiries, please contact the Public and Corporate Affairs Department at the above address.
Telephone: (416) 866-6806
Fax: (416) 866-4988
E-mail: corporate.communications@scotiabank.com

Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021 U.S.A.
Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français
Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.